Exhibit 21
FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
______________________________
SUBSIDIARIES OF THE REGISTRANT AS OF DECEMBER 31, 2014

NAME OF SUBSIDIARY	JURISDICTION OF INCORPORATION
Bronto Skylift Oy Ab	Finland
Bronto Skylift, Inc.	Delaware
Elgin Sweeper Company	Delaware
Federal Signal Credit Corporation	Delaware
Federal Signal of Europe B.V.	Netherlands
Federal Signal of Europe B.V. Y CIA, S.C.	Spain
Federal Signal UK Holdings Limited	United Kingdom
Federal Signal VAMA, S.A.	Spain
FS Depot, Inc.	Wisconsin
Guzzler Manufacturing, Inc.	Alabama
IEES B.V.	Netherlands
Jetstream of Houston, Inc.	Delaware
Jetstream of Houston, LLP	Texas
Vactor Manufacturing, Inc.	Illinois
Victor Industrial Equipment (PTY) Limited	South Africa
Victor Products Holdings Ltd.	United Kingdom
Victor Products Ltd.	United Kingdom
Victor Products USA, Incorporated	Delaware